UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March, 2018

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) dated as of March 20, 2018.

City of Buenos Aires, March 20, 2018 Note: CPSA-GG-N-0123/18-AL

Comisión Nacional de Valores (CNV)

Subject: Sale of the La Plata Cogeneration Plant (“CLPC”)

Ladies and Gentlemen,

In response to a request made by the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), I hereby address you in relation to the subject matter to inform you that the final result of the referred sale will be determined and included in the financial statements for the three-month period ending March 31, 2018. These financial statements will be subject to the procedures of limited review of Central Puerto´s independent certified public accountant.

However, Central Puerto estimates that the economic result of the CLPC sale will total approximately Ps. 573 million. This amount corresponds to the difference between the sale price and the net book value of the assets and liabilities associated with CLPC as of December 31, 2017.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 21, 2018	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact